FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: KONAMI CORPORATION Announces Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2013 which was filed with the Tokyo Stock Exchange on February 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 7, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

February 7, 2013

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Takuya Kozuki, Representative Director, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning

Tel: +81-3-5771-0222

News Release: KONAMI CORPORATION Announces

Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2013

KONAMI CORPORATION (the “Company”) hereby announces the revision of its consolidated earnings forecast for the fiscal year ending March 31, 2013, which was released on May 10, 2012 in its Consolidated Financial Results for the Year Ended March 31, 2012 in light of its recent business performance.

Revision of Consolidated Results Forecast (U.S. GAAP)

(Millions of yen, except percentages)
For the fiscal year ending March 31, 2013 (from April 1, 2012 to March 31, 2013)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Previous forecast (A) Released on May 10, 2012	270,000	41,100	40,100	23,100	166.64
Revised forecast (B)	228,000	23,000	22,500	13,500	97.39
Change (B – A)	(42,000)	(18,100)	(17,600)	(9,600)
Percentage Change (%)	(15.6)%	(44.0)%	(43.9)%	(41.6)%

<For reference>
Results for the year ended March 31, 2012	265,758	40,950	40,026	23,012	166.23

(Reasons for the revision)

The Company revised its consolidated earnings forecast for the fiscal year ending March 31, 2013 as stated above mainly due to a delay in the development of new titles for content for social networks, including titles for overseas markets, in our Digital Entertainment segment and a postponement of the release of our main title in our Pachinko & Pachinko Slot Machines segment until the next fiscal year.

End

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business, Gaming & Systems business and Pachinko & Pachinko Slot Machines business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.